Act: 1934
Section:
Rule: 12h-3
Public
Availability: 8/11/2015



CFit

15007549

August 11, 2015

x/o Acts
PE 7/24/15



Received SEC
AUG 11 2015
Washington, DC 20549


**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Biomet, Inc.
Incoming letter dated July 24, 2015

Based on the facts presented, the Division will not object if the Registrants stop filing periodic and current reports under the Securities Exchange Act of 1934, including their annual reports on Form 10-K for the year ended May 31, 2015. We assume that, consistent with the representations made in your letter, the Registrants will file certifications on Form 15 making appropriate claims under Exchange Act Rule 12h-3 on or before the due date of their Forms 10-K for the year ended May 31, 2015.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Luna Bloom
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

August 11, 2015

**Mail Stop 4561**

Helena K. Grannis
Cleary Gottlieb Steen & Hamilton, LLP
One Liberty Plaza
New York, New York 10006-1470

**Re: Biomet, Inc.**

Dear Ms. Grannis:

In regard to your letter of July 24, 2015, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Fredrickson
Chief Counsel & Associate Director

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

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Rule 12h-3 under the Securities Exchange Act of 1934
Section 15(d) of the Securities Exchange Act of 1934

July 24, 2015
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Biomet, Inc.
File No. 333-194855

Ladies and Gentlemen:

We are writing on behalf of Biomet, Inc., an Indiana corporation (the "*Company*"), to request that a no-action letter be issued advising us that the staff of the Division of Corporation Finance (the "*Staff*") of the Securities and Exchange Commission (the "*Commission*") concurs with our view that the effectiveness of a post-effective amendment to the market-making Registration Statement on Form S-1 (File No. 333-194855) (as amended, the "*Market-Making S-1*") filed during the fiscal year ended May 31, 2015 by (i) the Company and (ii) the 100% owned subsidiaries of the Company listed on Annex I hereto (together with the Company, the "*Registrants*") pursuant to Section 8(a) of the Securities Act of 1933, as amended (the "*Securities Act*"), would not, under the circumstances described below, preclude the Registrants from filing a Form 15 to suspend their reporting duties under Section 15(d) of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), in reliance on Rule 12h-3, including the suspension of the duty to file Annual Reports on Form 10-K for the year ended May 31, 2015 on or prior to August 29, 2015.[1] Unless otherwise indicated, each reference herein to a "Section"

[1] The Registrants are currently able to suspend all reporting obligations under Section 15(d) other than their duty to file Annual Reports on Form 10-K for the fiscal year ended May 31, 2015. See Exchange Act Release No. 34-20263 (October 5, 1983) (the "*Proposing Release*"), n.3 ("For example, in the case of a company that has an effective registration in year 1, but whose securities are held by less than 300 record holders at the beginning of year

or "Rule" is to the corresponding Exchange Act section or rule promulgated thereunder, respectively, and the term "100% owned" has the meaning given to it in Rule 3-10(h) of Regulation S-X.

The Company has authorized us to make the statements set forth in this letter on behalf of the Registrants.

## I. Background

### A. Acquisition by Zimmer Holdings, Inc. and Redemption of the Notes

On April 24, 2014, LVB Acquisition, Inc., a Delaware corporation ("*LVB*"), which owns all of the outstanding shares of common stock of the Company, entered into an Agreement and Plan of Merger with Zimmer Holdings, Inc., a Delaware corporation ("*Zimmer*"), and Owl Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Zimmer (the "*Merger*"). The Merger closed on June 24, 2015.

On May 27, 2015, the Company, at the request of Zimmer, sent a notice of redemption to Wells Fargo Bank, National Association (the "*Trustee*"), the trustee for all of its outstanding 6.500% Senior Notes due 2020 (the "*Senior Notes*") and 6.500% Senior Subordinated notes due 2020 (the "*Senior Subordinated Notes*" and, together with the Senior Notes, the "*Notes*"), and holders of the Notes and the guarantees thereof stating that the Notes will be redeemed on June 26, 2015 (such date, the "*Redemption Date*"). On the Redemption Date, the Company redeemed all the outstanding Notes.

Other than the Notes and the guarantees thereof, the Registrants have not issued any other classes of securities that are registered or required to be registered under the Securities Act or the Exchange Act that would subject any of the Registrants to the reporting obligations of Section 15(d) or any other provision of the Exchange Act. The Company has no outstanding classes of securities other than its common stock, which is entirely owned by LVB.[2] Each of the other Registrants has no outstanding classes of securities other than its common stock, which is entirely owned, directly or indirectly, by the Company. Accordingly, none of the Registrants has any classes of securities that are registered or required to be registered under Section 12 of the Exchange Act.

### B. The Notes

On August 8, 2012, the Company issued $1,000,000,000 aggregate principal amount of Senior Notes guaranteed by certain of its subsidiaries (the "*Initial Unregistered Senior Notes*") in a private placement pursuant to Rule 144A and Regulation S, each promulgated under the

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2, the company could effect a suspension at the beginning of year 2 for all reports due following the date of such suspension, except the Form 10-K relating to year 1.")

[2] Shares of LVB were registered under Section 12(g) and it was subject to reporting requirements under Section 13(a). On June 25, 2015, LVB filed a post-effective amendment to its Registration Statement on Form S-8 (File No. 333-195238) to deregister any unsold securities and a Form 15. LVB fell within the scope of the second situation described by the Staff in Staff Legal Bulletin No. 18 (CF) (March 15, 2010) (the "*Legal Bulletin*").

Securities Act. On October 2, 2012 the Company issued $825,000,000 aggregate principal amount of Senior Notes (the "*Additional Unregistered Senior Notes*" and, together with the Initial Unregistered Senior Notes, the "*Unregistered Senior Notes*") and $800,000,000 of Senior Subordinated Notes (the "*Unregistered Senior Subordinated Notes*"), each guaranteed by certain of its subsidiaries (together with the Unregistered Senior Notes, the "*Unregistered Notes*") in a private placement pursuant to Rule 144A and Regulation S. The proceeds of the Unregistered Notes were used to purchase or redeem all of the Company's then outstanding 10⅜%/11⅛% Senior PIK Toggle Notes due 2017, 10% Senior Notes due 2017, 11⅝% Senior Subordinated Notes due 2017, the issuance of which (in exchange for substantially similar unregistered notes) had been registered by the Company on a Form S-4 (File No. 333-150654).

On May 21, 2013, a Registration Statement on Form S-4 (File No. 333-188262) (the "*2013 S-4*") of the Company and certain of its subsidiaries named therein pursuant to which the Company offered to exchange (the "*2013 Notes Exchange Offer*") all of the Unregistered Notes for substantially similar Senior Notes (the "*Exchange Senior Notes*" and Senior Subordinated Notes (the "*Exchange Senior Subordinated Notes*") that were offered and sold pursuant to the 2013 S-4 was declared effective by the Staff pursuant to Section 8(a) of the Securities Act. Substantially all of the Unregistered Notes were tendered and exchanged. The Unregistered Senior Notes and the Exchange Senior Notes were issued under the same indenture and are the same class of security. The Unregistered Senior Subordinated Notes and the Exchange Senior Subordinated Notes were issued under the same indenture and are the same class of security. Each of the Senior Notes and the Subordinated Notes and the guarantees thereof were held of record by fewer than 300 persons at the beginning of the Company's most recent fiscal year. Following the Redemption Date, there are no Notes or guarantees thereof outstanding.

On June 21, 2013, a Registration Statement on Form S-1 (the "*Initial Market-Making Form S-1*") of the Company and certain of its subsidiaries named therein was declared effective by the Staff pursuant to Section 8(a) of the Securities Act. On April 15, 2014, the Market-Making S-1 was declared effective by the Staff pursuant to Section 8(a) of the Securities Act. Pursuant to Rule 429 promulgated under the Securities Act, the Market-Making S-1 served as a post-effective amendment to the Initial Market-Making S-1. The Market-Making S-1 was filed to add certain additional subsidiary guarantors.

The Initial Market-Making Form S-1 and the Market-Making Form S-1 were prepared and filed for use by Goldman, Sachs & Co. and affiliates of Goldman, Sachs & Co. in connection with offers and sales of Notes in market-making transactions. The Company has not received any proceeds from such market-making activities.

The Registrants updated the Market-Making Form S-1 by way of a post-effective amendment (the "*2014 Post-Effective Amendment*") as required by Section 10(a)(3) of the Securities Act that was declared effective pursuant to Section 8(a) of the Securities Act on October 6, 2014.

The Registrants' fiscal year ends on May 31. Because the 2014 Post-Effective Amendment was declared effective during the fiscal year ending May 31, 2015, the Registrants continue to be subject to the obligation under Section 15(d) to file the reports required by Section 13(a).

## II. Discussion

Rule 12h-3 permits an issuer to suspend its reporting obligations under Section 15(d) with respect to a class of securities, if (A) the issuer has filed all reports required by Section 13(a) for the shorter of (1) its most recent three fiscal years and the portion of the current year preceding the date of filing Form 15 and (2) the period since the issuer became subject to such reporting obligation and (B) the securities are held of record by fewer than 300 persons. Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective or is required to be updated for purposes of Section 10(a)(3) under the Securities Act.

The Registrants qualify for suspension pursuant to Rule 12h-3 of all of their reporting obligations under Section 15(d) with respect to the Notes and the guarantees thereof but for the provisions of paragraph (c) of Rule 12h-3 (as described below). Each class of Notes and the guarantees thereof has been held of record by fewer than 300 persons at all times since their issuance. The Company has filed all reports required by Sections 13(a) and 15(d) for its most recent three fiscal years and the portion of the current year preceding the date of this letter. Prior to the Redemption Date, all of the Registrants except the Company were eligible for, and availed themselves of, the exemption from the duty to file reports under Section 15(d) that is provided by Rule 12h-5 because they were each permitted to omit financial statements by Rule 3-10 of Regulation S-X in accordance with paragraph (f) thereof. The Company's financial statements filed with the Commission during such period included the financial information required by Rule 3-10(f)(4) of Regulation S-X. Following the Redemption Date, none of the Registrants are eligible for the exemption from the duty to file reports under Section 15(d) that is provided by Rule 12h-5, however the Company advises the Staff that none of the Registrants has been required to file any reports under Section 13(a) since the Redemption Date. Therefore, the Registrants satisfy the requirements of Rule 12h-3 but for the application of paragraph (c) thereof.

Rule 12h-3(c) states that Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective or is required to be updated for purposes of Section 10(a)(3) under the Securities Act. The effectiveness of the 2014 Post-Effective Amendment brings the Registrants within the scope of Rule 12h-3(c). The Registrants will file a Form 15 with the Commission to suspend their duty to file reports under Section 15(d) with respect to the Notes and the guarantees thereof in reliance on Rule 12h-3 only after the relief sought by this letter has been obtained, but no later than the August 29, 2015 due date for filing the Registrants' Annual Reports on Form 10-K for the fiscal year ended May 31, 2015 (assuming that the relief sought by this letter has been obtained before such date).

We respectfully submit that the Registrants should be able to rely on Rule 12h-3 to suspend their duty to file Annual Reports on Form 10-K for the fiscal year ended May 31, 2015 under Section 15(d), notwithstanding the provisions of Rule 12h-3(c), for the following reasons: (1) the Registrants meet the requirements of paragraphs (a) and (b) of Rule 12h-3, (2) Section 15(d)'s purpose of providing current information to investors would not be undermined in granting the Registrants relief, (3) the benefits of reporting for the Registrants do not outweigh the burdens of making such filings and (4) the Commission has recognized in a number of situations similar to the Registrants' that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations. The issue presented in this letter is whether the effectiveness of the 2014 Post-

Effective Amendment during the fiscal year ending May 31, 2015 should preclude the Registrants from utilizing Rule 12h-3.

***The Registrants meet all requirements of Rule 12h-3(a) and (b) to suspend their duty under Section 15(d) to file reports required by Section 13(a).*** The Company has filed all reports required by Sections 13(a) and 15(d) for its most recent three fiscal years and the portion of the current year preceding the date of this letter. Prior to the Redemption Date, the Registrants other than the Company have throughout such period (or for such shorter period as they have been required to file reports under Sections 13(a) and 15(d)) been eligible for, and have availed themselves of, the exemption from the duty to file reports under Section 15(d) that is provided by Rule 12h-5 because they were each permitted to omit financial statements by Rule 3-10 of Regulation S-X in accordance with paragraph (f) thereof. In particular, the Company's financial statements filed with the Commission during such period included the financial information required by Rule 3-10(f)(4) of Regulation S-X. Following the Redemption Date, none of the Registrants are eligible for the exemption from the duty to file reports under Section 15(d) that is provided by Rule 12h-5, however the Company advises the Staff that none of the Registrants has been required to file any reports under Section 13(a) since the Redemption Date. Thus, the Company advises the Staff that, as of the date of this letter, the Registrants are current in their reporting obligations under the Exchange Act. The Company further represents that, as of the date that a Form 15 will be filed to suspend the reporting obligations of the Registrants under Section 15(d) with respect to the Notes and the guarantees thereof in reliance on Rule 12h-3, the Registrants will have filed with the Commission all reports required by Sections 13(a) and 15(d) before such date, if any. Each class of Notes and the guarantees thereof has been held of record by fewer than 300 persons at all times since they were issued. Following the Redemption Date, there are no Notes or guarantees thereof outstanding.

***Section 15(d)'s purpose of providing current information to purchasers would not be undermined by granting the Registrants relief.*** The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified as a matter of public policy. In the Proposing Release to revise Rule 12h-3, the Commission stated that the purpose of reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." As noted above, there are no longer any holders of the Notes or the guarantees thereof who would be protected by, or who would in any way benefit from, the continued filing of periodic reports by any of the Registrants that would result from the application of Rule 12h-3(c). We also note that all obligations of the Registrants under the indentures and the Notes to provide reports and other information to the Commission, the Trustee and the holders of the Notes have been eliminated.

***Benefits of reporting do not outweigh the burdens of making such filings.*** In the Proposing Release, the Commission noted that Rule 12h-3 suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed." In several analogous cases involving the redemption of an issuer's registered securities, the Staff has recognized that the benefits of reporting when holders of securities no longer have any interest in the performance of the issuer do not outweigh the burdens of making such filings. *See, e.g,* MXEnergy Holdings Inc. (Aug. 18, 2011); Aeroflex Inc. (Aug. 4, 2011); CPG Int'l. Inc. (avail. March 23, 2011); Goodman Global Group, Inc. (avail December 14, 2010); Comtech Telecommunications Corp. (avail. Aug. 27, 2009); GS Financial Products U.S., L.P. (avail. Jan. 31, 2000); Alamo Rent-A-Car, Inc. (avail. Feb. 4, 1997); NYNEX Corp. (avail. Jul 3, 1997); and Ferrellgas, Inc. (avail. Aug. 19, 1994).

As noted above, there are no longer any holders of the Notes or the guarantees thereof. Requiring the Registrants to continue their Section 15(d) reporting after the Redemption Date when there are no longer any holders of the Notes or the guarantees thereof does not appear to be justified by the Commission's policy articulated in the Proposing Release and would impose a heavy burden on the Registrants due to the expense and dedication of employee time required to audit year-end financial statements and to prepare the Form 10-Ks. We respectfully request that the Staff grant the relief requested as soon as possible so that the Registrants do not have to incur the expense of, and continue to dedicate valuable company resources to, the audit of year-end financial statements and the preparation of the Form 10-Ks.

***Prior no action relief granted with respect to Rule 12h-3(c).*** The Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein in many other instances. *See, e.g,* MXEnergy Holdings Inc. (Aug. 18, 2011) (Staff permits suspension of reporting after outstanding notes were redeemed in the same fiscal year as a registration statement was declared effective); Aeroflex Inc. (Aug. 4, 2011) (Staff permits suspension of reporting after outstanding notes were redeemed in the same fiscal year as a market-making registration statement was declared effective); CPG Int'l. Inc. (avail. March 23, 2011) (Staff permits suspension of reporting after outstanding notes were redeemed in the same fiscal year as a post-effective amendment required by Section 10(a)(3) of the Securities Act to a market-making registration statement was declared effective); Goodman Global Group, Inc. (avail. December 14, 2010) (Staff permits suspension of reporting after outstanding notes were redeemed in the same fiscal year as a registration statement was declared effective); Comtech Telecommunications Corp. (avail. Aug. 27, 2009) (Staff permits suspension of reporting by subsidiary guarantors after outstanding notes were converted to common stock of the parent in the same fiscal year as a registration statement was updated pursuant to Section 10(a)(3) of the Securities Act); GS Financial Products U.S., L.P. (avail. Jan. 31, 2000) (Staff permits suspension of reporting after outstanding notes were redeemed in the same fiscal year as a market-making registration statement was updated pursuant to Section 10(a)(3) of the Securities Act); Alamo Rent-A-Car, Inc. (avail. Feb. 4, 1997) (Staff permits suspension of reporting where most notes were repurchased and all remaining notes were defeased in the same fiscal year as a registration statement was declared effective); NYNEX Corp. (avail. Jul 3, 1997) (Staff permits suspension of reporting following a merger in the same fiscal year as a registration statement was automatically updated by filing of a Form 10-K even though some securities issued by the registrant remained outstanding); and Ferrellgas, Inc. (avail. Aug. 19, 1994) (Staff permits suspension of reporting where all notes had been redeemed and all debentures were repurchased in the same fiscal year as a post-effective amendment required by Section 10(a)(3) of the Securities Act to a resale registration statement was declared effective). In each of these cases, notwithstanding that a registration statement under the Securities Act had been declared effective or updated pursuant to Section 10(a)(3) of the Securities Act in the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c) does not require an issuer to continue complying with the reporting requirements of Section 15(d).

In addition, we note that while the Registrants' situation does not fall within the scope of the two situations described by the Staff in the Legal Bulletin, the Registrants otherwise satisfy the conditions set forth in the Legal Bulletin for an issuer to be exempted from the requirement to receive a no-action response from the Staff before filing a Form 15 to suspend its Section 15(d) reporting obligations in reliance on Rule 12h-3 with respect to the Notes and the guarantees thereof. As discussed in further detail above, each of the Registrants:

- does not have a class of securities registered under Section 12;
- complies with the requirements of Rules 12h-3(a) and (b) and will file a Form 15;
- has not had a registration statement declared effective in the fiscal year ended May 31, 2015 other than the 2014 Post-Effective Amendment and does not have any pre-effective Securities Act registration statements on file with the Commission that have not been withdrawn; and
- is not otherwise required to file Exchange Act reports with the Commission, the Trustee or the holders of the Notes or the guarantees thereof.

**III. Conclusion and Request**

For the reasons discussed above, we respectfully request, on behalf of the Registrants, that the Staff issue a no-action letter advising us that the Staff concurs with our view that the effectiveness of a post-effective amendment to the Market-Making S-1 pursuant to Section 8(a) of the Securities Act during the fiscal year ended May 31, 2015 would not, under the circumstances described herein, preclude the Registrants from filing a Form 15 to suspend their reporting obligations under Section 15(d),including the suspension of the duty to file Annual Reports on Form 10-K for the fiscal year ended May 31, 2015 on or prior to August 29, 2015. If and when relief is granted by the Staff with respect to the foregoing, the Registrants will file a Form 15 (designating Rule 12h-3(b)(1)(i) as the appropriate rule provision relied upon to suspend the duty to file reports) on or before August 29, 2015, the date on which the Registrants' next Annual Reports on Form 10-K is due pursuant to the Exchange Act.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff before any written response to this letter is issued. If you have any questions concerning this request, or if you require any additional information, please contact Helena K. Grannis at 212-225-2376.

Very truly yours,



Helena K. Grannis

CC: Patti J. Marks, White & Case LLP

ANNEX I

Biomet 3i, LLC
Biomet Biologics, LLC
Biomet Europe Ltd.
Biomet Fair Lawn, LLC
Biomet International Ltd.
Biomet Leasing, Inc.
Biomet Manufacturing, LLC
Biomet Microfixation, LLC
Biomet Orthopedics, LLC
Biomet Sports Medicine, LLC
Cross Medical Products, LLC
EBI Holdings, LLC
EBI, LLC
EBI Medical Systems, LLC
Electro-Biology, LLC
Biomet Florida Services, LLC
Implant Innovations Holdings, LLC
Interpore Cross International, LLC
Interpore Spine Ltd.
Kirschner Medical Corporation
Biomet Trauma, LLC
Biomet U.S. Reconstruction, LLC
Biomet Spine, LLC
Lanx, Inc.
Lanx Sales, LLC